SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CRDENTIA CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

225235 10 0

(CUSIP Number)

Robin Deanne Riddle

6404 Sudbury

Plano, TX 75024

972-370-0784

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225235 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robin Deanne Riddle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,072,536

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,072,536

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.64%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule relates to the common stock, par value $0.0001 per share (the "Common Stock" or the "Shares"), of Crdentia Corp., a Delaware corporation (the "Issuer" or the "Corporation").  The principal executive offices of the Corporation are located at 455 Market Street, Suite 1220, San Francisco, California 94105-2441.  The approximate aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person (as defined below) is based on 19,019,267 Shares outstanding, which is the total number of shares of Common Stock outstanding as of December 2, 2003.  Unless otherwise indicated, the holdings reported herein are as of the close of business on December 2, 2003.

Item 2.	Identity and Background
(a)	Name of person filing this Schedule: Robin Deanne Riddle ("Reporting Person").
(b)	Reporting Person's Address: 6404 Sudbury, Plano, TX 75024
(c)	Reporting Person's present occupation: Investor
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

744,020 Shares were acquired, pursuant to an Agreement and Plan of Reorganization dated November 4, 2003 (the “Reorganization Agreement”) between the Corporation, PSR Acquisition Corporation, a wholly-owned subsidiary of the Corporation, PSR Holdings Acquisition Corporation, a wholly-owned subsidiary of the Corporation, PSR Nurse Recruiting, Inc., a Texas corporation, and PSR Nurses Holdings Corp., a Texas corporation.  The Reorganization Agreement, provided that PSR Acquisition Corporation will be merged into PSR Nurse Recruiting, Inc. and PSR Nurse Recruiting, Inc. will survive the merger as a subsidiary of the Corporation and that PSR Holdings Acquisition Corporation will be merged into PSR Nurses Holding Corp. and PSR Nurses Holding Corp. will survive the merger as a subsidiary of the Corporation.  Under the terms and conditions of the merger, each shareholder of PSR Nurse Recruiting, Inc. and PSR Nurses Holding Corp. received their ratable portion of shares of 3,418,789 shares of the Corporation’s Common Stock.

In addition, as provided in the Reorganization Agreement, the Reporting Person received (1) 167,623 Shares of the Corporation’s Common Stock and (2) a $1.2 million principle amount, Convertible Subordinated Promissory Note in exchange for amending, restating and renewing a $1,800,000 promissory note payable to Reporting Person which the Corporation assumed as part of the merger.  The Convertible Subordinated Promissory Note is convertible into the Corporation’s Common Stock with the number of shares of Common Stock at conversion being equal to the quotion obtained by dividing (a) the aggregate outstanding principle due, plus accrued and unpaid interest on the note by the conversion price which is defined to mean the closing price of the Common Stock as reported on the National Association of Securities Dealers, Inc. over-the-counter bulletin board (the “OTCBB”) or other national stock exchange on the date of such conversion.  Notwithstanding the foregoing, if the Corporation’s Common Stock is not traded on the OTCBB or other national exchange on such conversion date the “conversion price” shall mean the fair market value of the Common Stock is determined in good faith by the Corporation’s Board of Directors with the right of the Reporting Person to withdraw the notice of conversion if the good faith price determination is not satisfactory to the Reporting Person.  At closing on December 2, 2003, the Convertible Subordinated Promissory Note if conversion rights were exercised by the Reporting Person would have been convertible into approximately 235,294 shares of Common Stock.

Item 4.	Purpose of Transaction

The acquisition of the Corporation’s securities was made in exchange for securities of PSR Nurse Recruiting, Inc. and PSR Nurses Holding Corp. (collectively “PSR”) and assuming and restructuring certain debt of PSR pursuant to the terms and conditions of the Reorganization Agreement.  Depending on market conditions and other factors that the Reporting Person, acting for her own account, may deem material to her investment decision, the Reporting Person may purchase additional Shares in the open market or in private transactions or may dispose of all or any portion of the Shares that she now controls or may hereinafter may acquire.  Any such future decisions will be made by the Reporting Person in light of the then current financial condition and prospects of the Corporation, the market value of the Shares, the financial condition of the Reporting Person and other relevant factors.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Reporting Person beneficially owns an aggregate of 1,072,536 Shares, representing 5.64% of the outstanding Common Stock of the Corporation.  Reporting Person has sole power to vote or to direct the vote and to dispose or direct the disposition of all such Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Convertible Subordinated Promissory Note

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2003
Date
/s/ Robin Deanne Riddle
Signature
Robin Deanne Riddle, an Individual
Name/Title